Filed by IPC Holdings, Ltd. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended.

Subject Company: Max Capital Group Ltd.

(Commission File No.: 000-33047)

The Combination Of IPC Holdings And Max Capital—Creating A World-Class Specialty Insurer and Reinsurer

At the June 12, 2009 annual general meeting of shareholders, IPC shareholders will have the opportunity to vote on several proposals in connection with the approval of the combination of IPC and Max Capital Group Ltd.

The IPC/Max Amalgamation—Significant Shareholder Value Creation Through Increased Flexibility And Greater Diversification

Upon approval and consummation, the IPC/Max amalgamation will benefit IPC shareholders by creating a stronger, more diversified global underwriting platform with less correlated risk. The combined company, which will be called Max Capital Group Ltd., will have the scale and flexibility to better manage capital and take advantage of attractive opportunities in the property-casualty marketplace as and when they arise, thereby building long-term value for IPC and Max shareholders.

All Of The IPC Directors Strongly Support The Combination With Max And Urge The IPC Shareholders To Approve It.

We encourage IPC shareholders eligible to vote to read the materials on this Web site carefully and vote FOR all the nominees listed and FOR all the Proposals on the WHITE proxy card promptly.